BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

NOTICE TO SHAREHOLDERS

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS A) hereby informs that received, on the present date, correspondence sent by shareholders Walter Fontana Filho and Vicente Falconi Campos presenting the following appointments of candidates to the positions of Chairman and Vice-Chairman of the Board of Directors: (i) Mr. Luiz Fernando Furlan (Chairman); and (ii) Mrs. Luiza Helena Trajano Inácio Rodrigues (Vice-Chairman).

The Company clarifies that, as provided in Article 20, Second Paragraph, of its Bylaws, the election of the Chairman and Vice-Chairman of the Board of Directors will occur on the Ordinary and Extraordinary General Shareholders’ Meeting convened for April 26, 2018 (“AGOE”), after election of the members of the Board of Directors.

The shareholders who attend to the AGOE in person or through proxies may vote in the election of the Chairman and Vice-Chairman of the Board of Directors. Accordingly, the Company informs that will resubmit the Public Request for a Power of Attorney (drawn up under the terms of article 22 and subsequent articles of CVM Instruction No. 481/2009), in order to make possible for the shareholders who intend to use the proxies therein indicated to vote in the appointments received until the present moment for the positions of Chairman and Vice-Chairman of the Board of Directors, provided that such votes will not be considered in case the respective candidates were not previously elected for the Board of Directors.

The shareholders who have already eventually sent to the Company the powers of attorney object of the Public Request for a Power of Attorney and do not intend to vote for the Chairman and Vice-Chairman of the Board of Directors do not need to send any additional document in order to compute their respective votes at the AGO/E.

São Paulo, April 17, 2018.

Lorival Nogueira Luz Jr.

Chief Financial and Investor Relations Officer